WINTHROP RESIDENTIAL ASSOCIATES I, A LIMITED PARTNERSHIP
                                7 Bulfinch Place
                            Suite 500, P.O. Box 9507
                                Boston, MA 02114

                                  July 7, 2005

VIA EDGAR
AND FACSIMILE
-------------

Securities and Exchange Commission
500 North Capital Street
Washington, D.C. 20549
Attention: Jessica Barberich

      Re:   Winthrop Residential Associates I, A Limited Partnership
            Form 10-KSB for the year ended December 31, 2004
            Filed March 31, 2005
            File No. 000-10272
            --------------------------------------------------------------------

Dear Ms. Barberich:

      On behalf of Winthrop Residential Associates I, A Limited Partnership (the "Partnership"), we are responding to a letter dated June 22, 2005 from Daniel Gordon to Mr. Michael L. Ashner regarding the Partnership's Form 10-KSB for the year ended December 31, 2004.

      In this regard, please note the following:

            1. QUESTION: Please revise your filing to include the reports of the other auditors that you referenced in your report. The reports of accountants other than the principal accountant must be filed when reliance is placed on their work and reference is made to the reports in the principal auditor's report. For references see Rule 2-05 of Regulation S-X.

            RESPONSE: The reports of other auditors were not included in our filing since our investment in these partnerships is not significant. Our investment balance at December 31, 2004 and our revenues and expenses relating to these partnerships for the year ended December 31, 2004 were zero.

            2. QUESTION: We note that you have 93% and 95% interests in Stonegate Apartments Limited Partnership and College Green Limited Partnership, respectively, as of December 31, 2004. We also note that you have accounted for these investments using the equity method. Please advise us how you determined that you do not control either of these partnerships. Additionally, please tell us how you evaluated your interests in these limited partnerships under FIN 46(R). Specifically, tell us how you determined that the entities were not variable entities in accordance with paragraph 5 of FIN 46(R).

            RESPONSE: Stonegate Apartments L.P. ("Stonegate") and College Green L.P. ("College Green") are not variable entities under paragraph 5 of FIN 46(R) because (5.a.) the total equity investment at risk was sufficient to finance their activities without additional subordinated financial support. Stonegate's initial partner's equity contributions were $1,170,000 and College Green's initial partner's equity contributions were $787,000 (5.b.). The investors as a group do not lack any of the three characteristics of a controlling financial interest (i.e., voting rights, the obligation to absorb expected losses and the right to receive residual returns). The anti abuse provision (paragraph 5.c.) does not apply because Stonegate's and College Green's activities (rental real estate) do not involve and are not conducted on behalf of the Partnership, the investor limited partner in each of Stonegate and College Green. No significant events have occurred since inception which would cause a reevaluation of VIE status.

            For a partnership investment which is not a VIE or in which the Partnership is not the primary beneficiary, the Partnership follows the accounting set forth in AICPA Statement of Position No. 78-9 - Accounting for Investments in Real Estate Ventures (SOP 78-9). In accordance with this pronouncement, the Partnership accounts for its investments in partnerships and joint ventures in which it does not have a controlling interest using the equity method of accounting. Factors that are considered in determining whether or not the registrant exercises control include important rights of partners in significant business decisions, and ultimate removal of the general partner. To the extent that the registrant is deemed to control these entities, these entities would be consolidated. Determination is made on a case-by-case basis.

      We believe we have been responsive to the comments raised in your letter and that no amendment is required to the Partnership's Form 10-KSB for the year ended December 31, 2004. We are also providing to the Securities and Exchange Commission an acknowledgement in the form requested. Should you have any further questions, please call me at (617) 570-4636.

                                        Very truly yours,


                                        /s/ Thomas C. Staples

                                        Thomas C. Staples
                                        Chief Financial Officer of One Winthrop
                                        Properties, Inc., general partner

            WINTHROP RESIDENTIAL ASSOCIATES I, A LIMITED PARTNERSHIP
                                7 Bulfinch Place
                                    Suite 500
                           Boston, Massachusetts 02114

                                  July 7, 2005

Securities and Exchange Commission
500 North Capital Street
Washington, D.C. 20549

      Re:   Winthrop Residential Associates I, A Limited Partnership
            Form 10-KSB for the year ended December 31, 2004
            Filed March 31, 2005
            File No. 000-10272
            --------------------------------------------------------------------

Gentlemen:

Reference is made to the Annual Report on Form 10-KSB for the year ended December 31, 2004 filed by Winthrop Residential Associates I, A Limited Partnership (the "Partnership") with the Securities and Exchange Commission (the "Commission").

The Partnership hereby acknowledges that:

1. The Partnership is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

3. The Partnership may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WINTHROP RESIDENTIAL ASSOCIATES I,
 A LIMITED PARTNERSHIP

By:   One Winthrop Properties, Inc.
      Managing General Partner


      By: /s/ Thomas C. Staples
          ------------------------------
          Thomas C. Staples
          Chief Financial Officer